# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: TXO Partners, L.P., CIK 0001559432
CUSIP: 87313P103
Title of class of securities: Common Units
Address of issuer's principal executive offices: 400 West 7th Street, Fort Worth, Texas (TX), 76102
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001512237

## Reporting persons
- Global Endowment Management, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 2,686,017; sole dispositive power 0; shared dispositive power 2,686,017; aggregate amount beneficially owned 2,686,017 (4.9% of the class)
- Stephanie S. Lynch: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 2,686,017; sole dispositive power 0; shared dispositive power 2,686,017; aggregate amount beneficially owned 2,686,017 (4.9% of the class)

## Item 1. Issuer
Name of issuer: TXO Partners, L.P.
Address of issuer's principal executive offices: 400 West 7th Street, Fort Worth, Texas, 76102

## Item 2. Person Filing
Name of person filing:
This Statement is filed on behalf of Global Endowment Management, LP ("GEM") and Stephanie S. Lynch ("Ms. Lynch" and, together with GEM, the "Reporting Persons").

This Statement relates to Common Units held for the accounts of GEF-DTOE, Inc. and GEF-PUE, LP. GEM controls the investment decisions of each of GEF-DTOE, Inc. and GEF-PUE, LP. Ms. Lynch has management control over GEM. In such capacities, each of the Reporting Persons may therefore be deemed to beneficially own the Common Units reported herein.
Address of principal business office or, if none, residence: The principal business office of each of the Reporting Persons is 224 West Tremont Avenue, Charlotte, NC 28203.
Citizenship: GEM is a Delaware limited partnership. Ms. Lynch is a citizen of the United States.

## Item 4. Ownership
Amount beneficially owned: As of June 30, 2025, each Reporting Person may be deemed the beneficial owner of 2,686,017 Common Units.
Percent of class: As of June 30, 2025, each Reporting Person may be deemed the beneficial owner of approximately 4.9% of the Common Units outstanding. This percentage is based on approximately 54,784,292 Common Units outstanding as of May 19, 2025, which is calculated based on the 53,034,292 Common Units outstanding as of the closing of the Issuer's public offering on May 15, 2025, as reported in the Issuer's final prospectus on Form 424(b)(5) filed with the Securities and Exchange Commission (the "SEC") on May 14, 2025, plus the 1,750,000 Common Units issued upon the underwriters' exercise of their option to purchase additional Common Units on May 19, 2025, as reported in the Issuer's current report on Form 8-K filed with the SEC on May 20, 2025.
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 2,686,017
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 2,686,017

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Certain funds managed by GEM are known to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Units covered by this Statement that may be deemed to be beneficially owned by the Reporting Persons.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Global Endowment Management, LP: /s/ Stephanie S. Lynch, Stephanie S. Lynch, Managing Partner (08/14/2025)
- Stephanie S. Lynch: /s/ Stephanie S. Lynch, Stephanie S. Lynch (08/14/2025)